UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA— Petrobras convenes the Company’s shareholders to meet at Extraordinary General Meetings on September 30, 2019, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

Extraordinary General Meeting

I. Merger of Petrobras Logística de Gás S.A. (“Logigás”) into Petrobras to:

(1)

Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras’ contractor to prepare the relevant Logigás’ Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976;

(2)	Approve the Evaluation Report prepared by KPMG at book value regarding Logigás’ shareholders’ equity;

(3)	Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019;

(4)	Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras’ share capital;

(5)

Authorize Petrobras’ Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities.

II. Proposal of amendment to Petrobras’ Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses.

III. Amend the overall amount of management compensation, as approved by General and Special Shareholders’ Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer’s remuneration.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;

ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting.

It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company’s Headquarters Building, and at the Company’s electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009.

Rio de Janeiro, August 28th, 2019.

Eduardo Bacellar Leal Ferreira

Chairman of Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer